Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust
(the "Trust"), which is comprised of Dreyfus Equity Income Fund and Dreyfus Emerging Markets Debt Local Currency Fund, (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012 and from April 30,
2012 through May 31, 2012.  Management is responsible for the Funds'
compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2012 and, with respect to agreement of security purchases and sales, for the period from April 30, 2012 (the date of our last examination) through May 31, 2012:
1. 	Examination of The Bank of New York Mellon's (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Funds' accounting records and the Custodian's records as of May 31, 2012;
5. Agreement of pending purchase activity for the Funds as of May 31, 2012 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity for the Funds as of May 31, 2012 to documentation of corresponding subsequent bank statements;
7.	Agreement of five purchases and five sales from the period from April 30,
2012 (the date of our last examination) through May 31, 2012 from the books and records of the Trust to the bank statements noting that they had been accurately recorded and subsequently settled;
8.	Review of the BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SOC 1 Report") for
the period April 1, 2011 to March 31, 2012 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who confirmed that all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SOC 1 Report, have remained in operation and functioned adequately from April 1, 2012 through May 31, 2012. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012 and from April 30, 2012 through May 31, 2012, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

New York, New York

August 27, 2012




August 27, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Equity Income Fund, and Dreyfus Emerging Markets Debt Local Currency Fund, each a series of The Dreyfus/Laurel Funds Trust (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2012 and from April 30, 2012 through May 31, 2012.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012 and from April 30, 2012 through May 31, 2012 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer